Exhibit 12.1

WATSON PHARMACEUTICALS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio data)

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Computation of Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$15.1	$186.8	$460.5	$249.0	$351.8	$347.7	$216.7
Fixed charges	46.4	50.1	92.6	92.8	40.9	34.5	50.5
Capitalized interest	—	—	—	—	—	—	—
Depreciation of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	0.5	2.3	2.4	—	1.1	1.5

Adjusted pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees plus fixed charges	$61.5	$237.4	$555.4	$344.2	$392.7	$383.3	$268.7

Computation of Fixed Charges:
Interest expense, net of capitalized charges	$42.7	$44.7	$81.8	$84.1	$34.2	$28.2	$44.5
Interest capitalized	—	—	—	—	—	—	—
Estimate of interest expense represented within rental expense (33%)	3.7	5.4	10.8	8.7	6.7	6.3	6.0

Total Fixed Charges	$46.4	$50.1	$92.6	$92.8	$40.9	$34.5	$50.5

Ratio of Earnings to Fixed Charges:	1.3	4.7	6.0	3.7	9.6	11.1	5.3